FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Announces Global Rollout of BlackBerry Leap	2.

Document 1

NEWS RELEASE
FOR IMMEDIATE RELEASE

April 15, 2015

BlackBerry Announces Global Rollout of BlackBerry Leap

New five-inch all-touch smartphone supports consumers and enterprise users who value security and privacy while pushing their productivity to the next level

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced the availability of BlackBerry® Leap in the United Kingdom and rollout in major markets. Beginning today in the U.K., young power professionals who want to get things done and companies looking for enterprise fleet renewals can now purchase BlackBerry Leap on ShopBlackBerry.com and through select carriers and partners. BlackBerry Leap will continue to rollout over the next few weeks across countries including Germany, France, United States, Canada, United Arab Emirates, Saudi Arabia and India.

Ron Louks, President, Devices and Emerging Solutions at BlackBerry, said: “With an all-touch screen, the BlackBerry Leap rounds out our portfolio of BlackBerry 10 devices, offering an affordable choice to mobile professionals who require a smartphone that safeguards sensitive communications and keeps them productive.”

BlackBerry Leap features the latest BlackBerry® 10.3.1 operating system, a brilliant edge-to-edge five-inch HD display and more than a full day’s battery power. Top features of the BlackBerry Leap include:

•
Security to Maintain Privacy - You can feel safe in the knowledge that BlackBerry Leap was designed with the highest standards of security in mind to protect your privacy. It is equipped with support for encryption, plus built-in malware protection and back-up, wipe and restore. All to give you control and help secure your data against the next embarrassing and potentially costly cyberattack.

•
Battery That Powers Through a Full Day - With up to 25 hours of heavy use,* the BlackBerry Leap will power through even your most demanding day. The impressive 2800 mAh battery and optimization of power consumption in BlackBerry 10 gives users more than a full day of productive usage.

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Best-in-Class BlackBerry Keyboard - Type faster and more accurately on a touchscreen keyboard that learns how you write. With superior error correction, multi-language support, customized adaption and flow, BlackBerry’s touchscreen keyboard helps to reduce the mistakes and missteps that can hold you back.

•
BlackBerry® 10 OS 10.3.1 -BlackBerry Leap comes preloaded with the new BlackBerry 10.3.1 operating system, offering a fresh look that incorporates updated icons and an instant action bar so that users’ most commonly accessed functions are in the center of their screen. Additional features include:

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BlackBerry® Blend - BlackBerry Blend brings messaging and content that is on your BlackBerry smartphone to your computer and tablet. Get instant message notifications, read and respond to your work and personal email, BBM™ or text messages, and access your documents, calendar, contacts and media in real time on whatever device you are on, powered by your BlackBerry. BlackBerry Blend works across desktop operating systems, including Mac OS X 10.7 +, Windows® 7+ and Android™ tablets running Android 4.4+ via cellular, USB or Wi-Fi connections.

◦
BlackBerry® Assistant - The BlackBerry Assistant is BlackBerry’s first digital assistant and can be used with voice and text commands to help users manage work and personal email, contacts, calendar and other native BlackBerry 10 applications. It’s the only smartphone assistant on the market today that can access both personal and work content in your work perimeter. BlackBerry Assistant intelligently determines how to respond to you based on how you interact with it - if you type, it responds silently, if you speak, it speaks back and if you activate over Bluetooth, it speaks back with additional context because it assumes you might not have access to the screen.

◦	Dual app storefronts preloaded for access to a huge selection of apps for work and play:

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BlackBerry World - BlackBerry World offers essential business and productivity apps for professionals looking to drive efficient communications and collaboration including Box, Evernote, Cisco WebEx Meetings and Documents to Go.

•	Amazon Appstore - Discover and download popular Android apps and games through the Amazon Appstore including Candy Crush Saga, Pinterest, SoundCloud, Kindle and Amazon Shopping.

For more information on the BlackBerry Leap, please visit BlackBerry.com/Leap

Availability
In addition to the United Kingdom as of today, BlackBerry Leap will continue to rollout over the next few weeks across countries including Germany, France, United States, Canada, United Arab Emirates, Saudi Arabia and India. Availability in other markets will be announced locally at a later date.

* Based on GSMA PRD TW.09 Battery Life Measurement Technique and a mixed usage scenario. Many factors affect battery life, including network connectivity, application usage, feature configuration and battery age. Actual results may vary.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 15, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer